UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13DA

(Amendment No. 1)

Under the Securities Exchange Act of 1934

The Hockey Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
784 414 203
(CUSIP Number)
Ginette Depelteau Caisse de dépôt et placement du Québec 1000 place Jean-Paul-Riopelle, Montreal (Quebec), H2Z 2B3 Tel.: (514) 847-5901
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 11, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13DA, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. []

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Caisse de dépôt et placement du Québec
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): []
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14.	TYPE OF REPORTING PERSON: CO

Item 1. Security and Issuer

This Amendment to the statement on Schedule 13D, originally filed on March 14, 2001, relates to the common stock, par value $.01 per share ("Common Stock"), of The Hockey Company, a Delaware corporation (the "Company"). The principal executive office of the Company is 3500 Boulevard de Maisonneuve, Suite 800, Montreal, Quebec, Canada H3Z 3C1.  Information given in response to each item shall be deemed incorporated by reference in all other items.  Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings ascribed to them in the Statement.

Item 2. Identity and Background

This statement is filed by the Caisse de dépôt et placement du Québec ("Caisse"). Caisse is a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec. The principal business of Caisse is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec.

The address of Caisse's principal business and principal office is 1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3. The names of the directors and executive officers of Caisse, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Exhibit A, attached hereto.

Each of the directors and executive officers named in Exhibit A is a Canadian citizen, except Mr. John T. Wall who is an American citizen.

Neither Caisse nor any of the individuals listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable

Item 4. Purpose of Transaction

On June 11, 2003, the Company merged with Hockey Merger Co., a wholly-owned subsidiary of The Hockey Company Holdings Inc., with the Company as the surviving entity.

In connection with the merger, the Common Stock was converted by operation of law into an equal number of shares of non-voting exchangeable common stock, par value $0.01 per share ("Exchangeable Shares"), of the Company.  The Exchangeable Shares are not registered pursuant to Section 12 of the Act.

Item 5. Interest in Securities of the Issuer

a-b) Caisse no longer has a beneficial ownership of the Company's Common Shares.

c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by Caisse

d) N/A

e) Caisse ceased to be a beneficial owner of more than five percent of the Common Stock on June 11, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Caisse and, to the best of its knowledge, the individuals named in Item 2, have no contracts, arrangements, understandings or relationships with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

Exhibit A: List of Executive Officers and Directors of Caisse.

Item 8. Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2nd, 2003

s/ Ginette Depelteau
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Signature

Ginette Depelteau, Vice-President and Corporate Secretary
Name / Title